Exhibit 99.4

Auris Medical News Release

Auris Medical Reports Top-Line Results from TACTT2 Trial with KeyzilenTM in Acute Inner Ear Tinnitus

•	TACTT2 trial did not meet its co-primary efficacy endpoints

•	Top-line results from the Phase 3 TACTT3 trial expected in the fourth quarter of 2016

•	Second quarter 2016 financial results and conference call scheduled for today

Zug, Switzerland, August 18, 2016 – Auris Medical Holding AG (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology, today announced top-line results from the Phase 3 TACTT2 trial with KeyzilenTM (AM-101) in acute inner ear tinnitus. The TACTT2 trial did not meet the two co-primary efficacy endpoints of statistically significant changes in tinnitus loudness and tinnitus burden compared to placebo. Data from the TACTT2 trial support the positive safety profile established in previous studies, and results from the second Phase 3 trial, TACTT3, are expected in the fourth quarter of 2016.

“We are disappointed that our TACTT2 trial did not reach its co-primary efficacy endpoints. The assessment of the trial data is ongoing and we intend to discuss outcomes and our plans for a path forward with regulatory agencies prior to the readout from the TACTT3 trial,” commented Thomas Meyer, founder, Chairman and Chief Executive Officer of Auris Medical. “We would like to sincerely thank all patients, investigators and study site staff participating in TACTT2 for their dedicated contribution to the trial. Acute inner ear tinnitus represents an important unmet medical need, and we remain committed to achieving our mission of providing tinnitus patients with effective and safe therapeutic options.”

TACTT2 was designed as a randomized, double-blind, placebo-controlled trial in acute inner ear tinnitus following traumatic cochlear injury or otitis media. The trial was conducted primarily in North America and randomized 343 patients to receive either KeyzilenTM 0.87 mg/mL or placebo in a 3:2 ratio. The co-primary endpoints were the improvement in subjective tinnitus loudness from baseline to Day 84 and the improvement in tinnitus burden from baseline to Day 84, measured by the Tinnitus Functional Index (TFI). Treatment with KeyzilenTM did not demonstrate a statistically significant difference in tinnitus improvement as compared to placebo for either endpoint. KeyzilenTM was well tolerated with no drug-related serious adverse events. The trial’s primary safety endpoint, incidence of clinically meaningful hearing deterioration, was low with no statistically significant difference from the placebo group, supporting the safety profile of KeyzilenTM.

TACTT3, which is being conducted in Europe, is a randomized, double-blind, placebo-controlled trial in acute and post-acute inner ear tinnitus following traumatic cochlear injury or otitis media. The trial has enrolled more than 300 patients during the acute tinnitus stage (Stratum A) and approximately 330 patients during the post-acute tinnitus stage (Stratum B). The primary endpoint is the change in tinnitus loudness from baseline to Day 84; the change in the TFI is the key secondary efficacy outcome.

Conference Call & Webcast Information

Auris Medical will host a conference call and webcast to discuss the top-line results from the TACTT2 trial, the second quarter 2016 financial results and to provide a general business update today, August 18, 2016, at 8:00 am Eastern Time (2:00 pm Central European Time). To participate in this conference call, dial 1-877-280-3459 (USA) or +1-646-254-3387 (International), and enter passcode 9451099. A live webcast of the conference call will be available in the Investor Relations section of the Auris Medical website at www.aurismedical.com and a replay of the conference call will be available following the live call.

About Acute Inner Ear Tinnitus

Tinnitus, the perception of sound without external acoustic stimulation, is a symptom common to various ear or other diseases. Inner ear tinnitus may be provoked by various injuries to the cochlea, the organ of hearing, such as overexposure to noise or inflammation. Tinnitus may be transitory; however, it may also become permanent. Tinnitus of less than three months of duration is considered acute, while older tinnitus is considered chronic. Inner ear tinnitus often has a serious impact on the ability to sleep, relax, or concentrate, and it may lead to tiredness, irritation, nervousness, despair, frustration, or even depression. As of today, neither a universal standard of care for acute inner ear tinnitus, nor a truly proven and effective treatment method is available.

Auris Medical Holding AG • Bahnhofstrasse 21 • CH-6300 Zug • Tel. +41 41 729 71 94 •  www.aurismedical.com

About KeyzilenTM (AM-101)

KeyzilenTM is a small molecule N-methyl-D-aspartate (NMDA) receptor antagonist formulated in a biocompatible gel for intratympanic injection. Emerging evidence suggests that NMDA receptors in the cochlea play a major role in the occurrence of tinnitus following acute injury to the inner ear, e.g. from exposure to excessive noise, infections, disturbances in inner ear blood supply, or the administration of certain ototoxic drugs. Persistent overexpression of NMDA receptors may lead to pathologic excitation of auditory nerve fibers, which in the brain is perceived as tinnitus. KeyzilenTM has received fast track designation from the FDA for the treatment of acute peripheral (inner ear) tinnitus following traumatic cochlear injury or otitis media in adults. The development of KeyzilenTM is based on research conducted at the INSERM Institute for Neurosciences, and patents have been granted in more than 40 countries worldwide so far.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology. The Company is currently focusing on the Phase 3 development of treatments for acute inner ear tinnitus (KeyzilenTM; AM-101) and for acute inner ear hearing loss (AM-111) by way of intratympanic administration with biocompatible gel formulations. In addition, Auris Medical is pursuing early-stage research and development projects. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of the parent company Auris Medical Holding AG trade on the NASDAQ Global Market under the symbol "EARS."

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the timing and conduct of clinical trials of Auris Medical’s product candidates, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Contact: Cindy McGee, Head of Investor Relations and Corporate Communications, +41 61 201 1350, investors@aurismedical.com

Media contact: David Schull, Russo Partners, 1-858-717-2310, david.schull@russopartnersllc.com